ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 9, 2024	Bruce Willman
(617) 854-2141
bruce.willman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N. W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “Partnership”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-l (g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2025; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2025. The current joint crime policy is in the amount of $10.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 854-2141.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Bruce Willman

Bruce Willman

Enclosures

cc:	Managing Members

Erik G. Johnston

ACORD® CERTIFICATE OF PROPERTY INSURANCE DATE (MM/DD/YYYY) 12/28/2023 THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. PRODUCER Aon Risk Services Northeast, Inc. New York NY Office One Liberty Plaza 165 Broadway, Suite 3201 New York NY 10006 USA CONTACT NAME: PHONE (A/C No. Ext): (866) 283-7122 FAX (A/C No.): (800) 363-0105 E-MAIL ADDRESS: PRODUCER CUSTOMER ID #: 570000038347 INSURER(S) AFFORDING COVERAGE NAIC # INSURED RGIP, LP Prudential Tower 800 Boylston Street Boston MA 02199 USA INSURER A: Continental Casualty Company 20443 INSURER B: INSURER C: INSURER D: INSURER E: INSURER F: Holder Identifier: COVERAGES CERTIFICATE NUMBER: 570103269578 REVISION NUMBER: LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, If more space is required) THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. INSR LTR TYPE OF INSURANCE POLICY NUMBER POLICY EFFECTIVE DATE (MM/DD/YYYY) POLICY EXPIRATION DATE (MM/DD/YYYY) COVERED PROPERTY LIMITS PROPERTY CAUSES OF LOSS DEDUCTIBLES BASIC BUILDING BROAD SPECIAL CONTENTS EARTHQUAKE WIND FLOOD BUILDING PERSONAL PROPERTY BUSINESS INCOME EXTRA EXPENSE RENTAL VALUE BLANKET BUILDING BLANKET PERS PROP BLANKET BLDG & PP CERTIFICATE NUMBER: 570103269578 INLAND MARINE CAUSES OF LOSS NAMED PERILS TYPE OF POLICY POLICY NUMBER A X CRIME TYPE OF POLICY Crime - Primary 596753106 Crime 01/01/2024 01/01/2025 X Aggregate Limit (for $10,000,000 BOILER & MACHINERY / EQUIPMENT BREAKDOWN SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required) CERTIFICATE HOLDER CANCELLATION Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600 USA SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS. AUTHORIZED REPRESENTATIVE © 1995-2015 ACORD CORPORATION. All rights reserved. ACORD 24 (2016/03) The ACORD name and logo are registered marks of ACORD

Ropes & Gray LLP
Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Premium	Taxes, Fees & Surcharges
Business Auto Coverage	7354-97-90	Business Auto Coverage | Business Auto			$2,282	$0
		No Deductible/SIR Coverage
		CSL	$1,000,000
		Underinsured Motorist Combined Single Limit	$1,000,000
		Medical Payments	$10,000
		Comprehensive Deductible		$1,000
		Collision Deductible		$1,000
		Maximum Limit of Coverage - per vehicle	$50,000
		Limit(1)	$100,000
Commercial Package Policy	35887392	Blanket Accident | Commercial Package			$597	$11,501
		No Deductible/SIR Coverage
		Commercial Property Coverage | Commercial Package			$433,254
		Deductible Coverage
		Blanket Personal Property Limit	$492,619,197	$5,000
		Business Income & Extra Expense Limit	$100,000,000
		Foreign Contingent Auto | Commercial Package			$8,795
		Foreign Workers Compensation | Commercial Package			$18,897
		General Liability Coverage | Commercial Package			$41,060
		No Deductible/SIR Coverage
		General Aggregate Limit	$2,000,000
		Prod & Comp Ops Aggregate Limit	$2,000,000
		Per Occurrence Limit	$1,000,000
		Personal & Advertising Injury Limit	$1,000,000
		Damage to Rented Premises/Fire Damage (Any One Fire)	$1,000,000
		Medical Expanse Limit (any one person)	$10,000
		Employee Benefit Liability Aggregate Limit	$1,000.000
Crime - Excess	P00100024863204	Crime - Excess | Excess Crime-Axis			$45,358	$0
		No Deductible/SIR Coverage
		Limit (1)	$15,000,000
Crime - Excess	G71772226005	Crime - Excess | Excess Crime- Chubb			$50,885	$0
		No Deductible/SIR Coverage
		Limit (1)	$15,000,000
Crime - Excess	64MGU24A58010	Crime - Excess | Excess Crime-U.S. Specialty			$16,485	$0
		No Deductible/SIR Coverage
		Limit (1)	$10,000,000
Crime - Excess	ELU19483324	Crime - Excess | Excess Crime- XL Specialty			$14,999	$0
		No Deductible/SIR Coverage
		Limit (1)	$10,000,000
Crime - Primary	596753106	Crime - Primary | Crime			$70,555	$0
		Deductible Coverage
		Aggregate Limit (for all clauses)	$10,000,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
		Deductible		$200,000
Cyber Liability	652182075	Cyber Liability | P$10M - Cyber - CNA			$480,000	$0
		Self Insured Retention Coverage
		Limit (1)	$30,000,000	$250,000
Cyber Liability - Excess	MTE904018004	Cyber Liability - Excess | Cyber $10M xs $10M - lndian Harbor			$380,000	$15,200
Cyber Liability - Excess	PCY1645424AA	Cyber Liability - Excess | Cyber $10M xs $20M - Mosaic			$50,904	$5,600
		Cyber Liability - Excess | Cyber $10M xs $20M - Mosaic			$71,274
		Cyber Liability - Excess | Cyber $10M xs $20M - Mosaic			$15,274
		Cyber Liability - Excess | Cyber $10M xs $20M - Mosaic			$2,548
Cyber Liability - Excess	100044093	Cyber Liability - Excess | Cyber $10M xs $20M - QBE			$140,000	$5,600
Excess Liability Coverage	USC034682242	Excess Liability Coverage | $15 xs $50 XS Umbrella Liab-Fireman’s			$15,300	$0
		No Deductible/SIR Coverage
		Each Occurrence	$15,000,000
		Aggregate	$15,000,000
Fiduciary Liability - Excess	EPG0032546	Fiduciary Liability - Excess | $5M xs-$5M - Fiduciary			$33,000	$0
Fiduciary Liability Excess	P00100049140904	Fiduciary Liability - Excess $5M xs $10M - Fiduciary			$29,720	$0
Fiduciary Liability - Excess	652490069	Fiduciary Liability - Excess | $5M xs $15M - Fiduciary			$27,500	$0
Fiduciary Liability - Primary	82417342	Fiduciary Liability Primary | Fiduciary Liability			$40,255	$0
Group Umbrella Policy	79953010	Group Umbrella Policy | Group Umbrella			$385,863	$13,428
Umbrella Liability	79863589	Umbrella Liability | P$50 Umbrella-Federal Ins			$58,771	$0
		No Deductible/SIR Coverage
		Each Occurrence	$50,000,000
		Aggregate	$50,000,000

Ropes & Gray LLP
Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Premium	Taxes, Fees & Surcharges
Workers Compensation	71733214	Workers Compensation | Workers Compensation			$485,625	$26,330
		No Deductible/SIR Coverage
		Bodily Injury Limit - Each Accident	$500,000
		Bodily Injury by Disease - Policy Limit	$500,000
		Bodily lnjury by Disease - Ea Employee	$500,000

This insurance document is furnished to you as a matter of Information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the edition date and does not reflect subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The Insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies). Surcharge amount is in addition to the premium amount shown.

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Casualty Company to Ropes & Gray LLP and the other insureds named thereunder for the one-year period commencing on January 1, 2024 in the amounts listed on Annex A for an annual premium of $121,540 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Bruce Willman, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-l (g) under the Investment Company Act of 1940, as amended.

/s/ Christopher Comeau
Christopher Comeau

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Debra Lussier
Debra Lussier

/s/ Alfred O. Rose
Alfred O. Rose

/s/ Paul F. Van Houten
Paul F. Van Houten

Dated: As of April 9, 2024

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary – Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency – Worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Social Engineering	$2,000,000
Claims Expense	$100,000
Retention	$200,000
Social Engineering Retention	$300,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1, 2024 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 ( collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Casualty Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC, its general partner

By:	/s/ Debra Lussier
Managing Member - Debra Lussier

ROPES & GRAY LLP

By:	/s/ Debra Lussier
Partner - Debra Lussier

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ Julie Jones
Partner - Julie Jones

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by ___________________, hereby agrees to be a party to the Agreement Among Joint Insureds dated as of     ,    , as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated: April 9, 2024